Amy Miller, Esq.

May 14, 2013

May 14, 2013

Amy Miller, Esq.

U.S. Securities & Exchange Commission                               via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:      Vanguard International Equity Index Funds (the “Trust”)

File No. 33-32548

Post Effective Amendment Number 90

Dear Ms. Miller,

This letter responds to your comments provided on May 13, 2013 on the above referenced post-effective amendment, which was filed to disclose changes to the target benchmarks for Vanguard European Stock Index Fund  and Vanguard Pacific Stock Index Fund (the “Funds”), each a series of the Trust.

Comment 1:   Temporary Investment Measures

Comment:       Consider whether the Funds’ temporary investment measures are the same as, or something different than, temporary defensive positions.  Consider clarifying the disclosure and/or the heading if appropriate.

Response:        Temporary investment measures and temporary defensive positions are two different things.  Since our index funds employ the former, and not the latter, we are comfortable that the existing disclosure is appropriate for use in the Funds’ prospectus.  Prospectuses for Vanguard money market funds, certain municipal bond funds, funds of funds, and actively managed funds include different versions of this disclosure based on the policies of those funds.

Temporary investment measures describe scenarios whereby a fund may, for a period of time, utilize strategies other than those normally employed by the advisor, but the fund would at all times continue to pursue its disclosed investment objective.  Temporary investment measures are not considered to be defensive measures as they might be relied upon at any time, and are not limited to use during times of market upheaval, etc.

Temporary defensive positions describe scenarios whereby a fund may, for a period of time utilize strategies other than those normally employed by the advisor, and would not pursue the fund’s disclosed investment objective.  This describes positions that would be undertaken as a defensive measure during times of market upheaval, etc.

Vanguard European Stock Index Fund and Vanguard Pacific Stock Index Fund are index funds and, as such, each would continue to follow its objective of tracking a corresponding benchmark index even during times of market upheaval.  Accordingly, the existing disclosure is accurate in describing the Funds’ temporary investment, rather than defensive, measures.

Amy Miller, Esq.

May 14, 2013

Comment 2:

Comment:       Explain how the Funds are able to change benchmark indexes without shareholder approval and whether shareholders are provided with notice of a change to a Fund’s benchmark.

Response:        In 2002 Vanguard sought and obtained shareholder approval granting our Trustees with the discretion/authority, on a going forward basis, to change target indexes for our index funds.  Through that 2002 proxy, shareholders approved allowing our trustees to make future target index changes for our index funds so long as the new target index tracks the same market segment as the fund's prior index (e.g., large-capitalization growth stocks in the case of the Growth Index Fund, small-cap value stocks in the case of the Small-Cap Value Index Fund).  Because of this limitation, any change in a fund's target index would not result in a change in the fund's investment objective.

                        Based on this 2002 approval, Vanguard's trustees were authorized to determine in 2012, without shareholder approval, that the CRSP and FTSE indexes were suitable replacements for many of our funds' MSCI target indexes.

                        Benchmark changes take effect immediately upon the filing of prospectus supplements which are made on the same day as corresponding 485(a) filings.  Per the 2002 proxy, our index funds are not required to provide shareholders with advance notice of an impending benchmark change.  Rather, fund shareholders are informed as soon as practicable after a benchmark has been changed, typically through a mention in the first shareholder report to be distributed after the benchmark change has occurred.

Comment 3:    Back Cover of Prospectus

Comment:        Please add “www” to the SEC’s website so it reads “www.sec.gov.”

Response:        We will make the requested change.

Amy Miller, Esq.

May 14, 2013

Tandy Requirements

As required by the SEC, the Funds acknowledge that:

•         Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1538 with any questions or comments regarding the above response.  Thank you.

Sincerely,

Judith L. Gaines

Associate Counsel